# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SuRo Capital Corp., CIK 0001509470
CUSIP: 86887Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 640 Fifth Avenue, 12th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001509510

## Reporting persons
- Thomas J. Herzfeld Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 1,714,062; shared voting power 0; sole dispositive power 1,714,062; shared dispositive power 0; aggregate amount beneficially owned 1,714,062 (7.28% of the class)

## Item 1. Issuer
Name of issuer: SuRo Capital Corp.
Address of issuer's principal executive offices: 640 Fifth Avenue, 12th Floor, New York, New York, 10019

## Item 2. Person Filing
Name of person filing: Thomas J. Herzfeld Advisors, Inc.
Address of principal business office or, if none, residence: 119 Washington Ave, Suite 504, Miami Beach, FL 33139
Citizenship: A Florida Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,714,062
Percent of class: 7.28
Sole power to vote or to direct the vote: 1,714,062
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,714,062
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas J. Herzfeld Advisors, Inc.: /s/ Erik M. Herzfeld, Erik M. Herzfeld, President (04/07/2025)